UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35570 / May 6, 2025

In the Matter of:

Sixth Street Specialty Lending, Inc.
TC Lending, LLC
Sixth Street Lending Partners
Sixth Street Specialty Lending Advisers, LLC
Sixth Street Lending Partners Advisers, LLC
and certain of their affiliated entities as described in Appendix A to the application

2100 McKinney Avenue, Suite 1500
Dallas, TX 75201

812-15729

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Sixth Street Specialty Lending, Inc., et al. filed an application on March 21, 2025, and an
amendment to the application on April 4, 2025, requesting an order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On April 10, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35531). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.